Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-156705
March 8, 2011
$1,000,000,000 3.250% Senior Notes due 2016 (the “2016 Notes”)
$1,500,000,000 4.700% Senior Notes due 2021 (the “2021 Notes”)
This term sheet relates only to the notes referenced above (the “notes”) and should be read together with the preliminary prospectus supplement dated March 7, 2011 (including the documents incorporated by reference therein and the accompanying prospectus dated January 13, 2009) relating to the offering before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith.

Issuer:	Ensco plc

Expected Ratings*:	Baa1 / BBB+ (Moody’s / S&P)

Trade Date:	March 8, 2011

Expected Settlement Date:	March 17, 2011 (T+7) (the “Issue Date”)

We expect that delivery of the notes will be made to investors on or about March 17, 2011, which will be the seventh business day following the date of the prospectus supplement (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery should consult their advisors.

Security Type:	Senior unsecured notes

Offering Format:	SEC registered

Principal Amount:	$1,000,000,000 for the 2016 Notes
$1,500,000,000 for the 2021 Notes

Maturity Date:	March 15, 2016 for the 2016 Notes
March 15, 2021 for the 2021 Notes

Coupon:	3.250% for the 2016 Notes
4.700% for the 2021 Notes

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2011

Benchmark US Treasury:	2-1/8% due February 29, 2016 for the 2016 Notes
3-5/8% due February 15, 2021 for the 2021 Notes

Benchmark US Treasury Yield:	2.217% for the 2016 Notes
3.553% for the 2021 Notes

Benchmark US Treasury Price:	99-18.25 for the 2016 Notes
100-19 for the 2021 Notes

Spread to Benchmark US Treasury:	+ 120 basis points for the 2016 Notes
+ 140 basis points for the 2021 Notes

Reoffer Yield:	3.417% for the 2016 Notes
4.953% for the 2021 Notes

Public Offering Price:	99.239% for the 2016 Notes
98.025% for the 2021 Notes

Optional Redemption:	Make-Whole Call at T + 20 bps for the 2016 Notes
Make-Whole Call at T + 25 bps for the 2021 Notes

Special Mandatory Redemption:	If acquisition of Pride International, Inc. is not consummated prior to 5:00 p.m., New York City time, on February 3, 2012, or the merger agreement is terminated at any time before such time but after the date which is six months after the Issue Date, we must redeem the notes at a redemption price equal to 102% of the aggregate principal amount of the notes, plus accrued and unpaid interest to, but excluding, the redemption date. If the merger agreement is terminated at any time before the date which is six months after the Issue Date, we must redeem the notes at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to, but excluding, the redemption date.

Denominations:	Minimum of $2,000 and integral multiples of $1,000 in excess of $2,000

CUSIP/ISIN:	29358Q AB5 / US29358QAB59 for the 2016 Notes
29358Q AA7 / US29358QAA76 for the 2021 Notes

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Wells Fargo Securities, LLC

Co-Managers:	DnB NOR Markets, Inc.
BBVA Securities Inc.
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
Natixis Securities North America Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lloyds Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, by calling Deutsche Bank Securities Inc. at 1-800-503-4611 or by calling Wells Fargo Securities, LLC at 1-800-326-5897.